Exhibit 99.1

Dragon Victory International Limited Appoints Mr. Jianjun Sun as the new CEO to Strengthen Operations for Future

HANGZHOU, China, November 3, 2017 – Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that Mr. Jianjun Sun was appointed and approved by the Board of Directors of the Company as the Company’s Chief Executive Officer and Chairman of the Board dated October 23, 2017 to replace with the resignation from the departing CEO, Mr. Yu Han. Mr. Han has resigned for personal reasons but will remain as the Company’s principal shareholder.

Mr. Jianjun Sun, who holds a bachelor’s degree in economics and management from Nanjing Political Institute, has a long track record of innovation and business success inkey roles in various institutions.

•	Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise from June 2015 to September 2017. During this period, under Mr. Sun’s management, total assets of the enterprise was raised from 4 billion RMB to 6 billion RMB.
•	Mr. Sun was a director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency from June 2015 to September 2017. During this period, under Mr. Sun’s management, there are more than 300 enterprises registered and invested in the district, including, LaoHangBang, YuLeTang, Momicafe, Chj Jewellery, JinYi Cinema, JinJiang Inn, Ibis hotel, and WuYueRenJia, etc. These enterprises with revenue around 1 billion RMB had paid 130 million taxes every year.
•	Mr. Sun was the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management from July 2012 to May 2015.

Mr. Yu Han commented, “This is the perfect time for Mr. Jianjun Sun to become LYL’s new Chief Executive Officer. We’ve selected a very strong leader at a time when LYL is in a very special stage of development. Today’s pace of change is exponential and LYL’s role in the Fintech transformation has never been more important. Our new CEO needs to thrive in a highly dynamic environment, to be capable of accelerating what is working very well for LYL, and disrupting what needs to change. Mr. Jianjun Sun is unique in his ability to translate vision and strategy into first-class execution, bringing together connections and related resources to drive results. Mr. Jianjun Sun’s vision, strategy and execution track record is exactly what LYL needs as we enter our next chapter, which I am confident will be even more impactful and exciting than our last.”

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “On behalf of LYL, I would like to thank Mr. Yu Han for his service. Under his excellent stewardship, LYL has continued to expand its operation, enhance its brand name, and successfully completed its initial public offering on the NASDAQ Capital Market. Mr. Yu Han’s success will continue to drive us and we wish him the best in his future endeavors. At a time when our industry is on the cusp of more disruption than we’ve ever encountered, I couldn’t be more confident in our ability to win, or more honored to lead this great company.”

Mr. Xiaohua Gu, Chief Financial Officer of LYL, said. “I am also pleased to welcome Mr. Jianjun Sun as our new Chief Executive Officer. He is a champion of the LYL culture and has an incredible ability to inspire, energize, and connect with employees, partners and customers. He will bring his wealth of experiences in business management, and we look forward to his contributions in this role.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com .

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333